

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

January 11, 2008

By Facsimile and U.S. Mail

Gerard Guez
Chairman of the Board
Tarrant Apparel Group
3151 East Washington Boulevard
Los Angeles, CA 90023

> **Re: Tarrant Apparel Group**
> **Form 10-K for the year ended December 31, 2006**
> **Filed on March 27, 2007**

Dear Mr. Guez:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated December 26, 2007. Our review resulted in the following accounting comment.

Tarrant Apparel Group Form 10-K for the year ended December 31, 2006

1. We have read and considered your response to comment one of our letter dated December 13, 2007. Please file an amendment that sets forth the complete text of each item as amended as required by Rule 12b-15. Further, please note the amended filing must also include new certifications by each principal executive officer and principal financial officer of the registrant.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, Donna DiSilvio, Review Accountant, at (202) 551-3202, or in their absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant